Pricing Term Sheet dated as of March 18, 2011

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-162891
Supplementing the Preliminary
Prospectus Supplement
dated March 17, 2011 and the
Prospectus dated November 19, 2009

Hawaiian Holdings, Inc.

Offering of
$75 million aggregate principal amount of
5.00% Convertible Senior Notes due 2016
(the “Offering”)

This pricing term sheet relates only to the convertible senior notes (the “Notes”) described below and should be read together with the preliminary prospectus supplement dated March 17, 2011 (including the documents incorporated by reference therein) relating to the Offering (the “Preliminary Prospectus Supplement”) before making a decision in connection with an investment in the Notes. The information in this term sheet supersedes the information in the Preliminary Prospectus Supplement relating to the Notes to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant Preliminary Prospectus Supplement.

Issuer:	Hawaiian Holdings, Inc. (NASDAQ: HA)

The Notes:	5.00% Convertible Senior Notes due 2016

Trade Date:	March 18, 2011

Settlement Date:	March 23, 2011

Offering Size:	$75 million ($86.25 million if the underwriters exercise their over-allotment option to purchase additional Notes in full)

Maturity:	March 15, 2016, subject to earlier repurchase or conversion

Public Offering Price:	100.00% of principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discounts and Commissions:	3.00% of principal amount

Interest Rate:	5.00% per annum accruing from the Settlement Date, payable semi-annually in arrears on March 15 and September 15 each year, beginning on September 15, 2011

NASDAQ Last Reported Sale Price on March 17, 2011:	$6.11 per share of the Issuer’s common stock

Conversion Premium:	Approximately 29% above the NASDAQ Last Reported Sale Price on March 17, 2011

Initial Conversion Rate:	126.8730 shares of the Issuer’s common stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $7.88 per share of the Issuer’s common stock

Use of Proceeds:

The Issuer estimates that the net proceeds of the Offering will be approximately $72.0 million (or approximately $82.9 million if the underwriters exercise their over-allotment option to purchase additional Notes in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer intends to use (1) approximately $6.6 million of the net proceeds of the Offering to pay the cost of the convertible note hedge transactions (after such cost is partially offset by the proceeds to us from the sale of the warrants), (2) a portion of the net proceeds of the Offering to repay a portion of the outstanding loans under its credit agreement and (3) the remaining net proceeds of the Offering for general corporate for general corporate purposes, which could include working capital, fleet capital expenditures, acquisitions, refinancing of existing or other debt or other capital transactions.

Conversion Rate Adjustment Upon a Make-Whole Fundamental Change:

The following table sets forth the number of additional shares of the Issuer’s common stock per $1,000 principal amount of Notes that will be added to the conversion rate applicable to the Notes converted during the make-whole conversion period. The applicable prices set forth in the first row of the table below, and the number of additional shares, are subject to adjustment as described in the Preliminary Prospectus Supplement.

	Applicable Price
Effective Date	$6.11	$6.50	$7.00	$7.50	$8.00	$8.50	$9.00	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$20.00	$25.00	$30.00
March 23, 2011	36.7931	36.1716	31.8002	28.2697	25.3788	22.9806	20.9669	17.7891	15.4042	13.5507	12.0668	10.8491	9.8291	6.4556	4.5318	3.2822
March 15, 2012	36.7931	32.9524	28.5445	25.0467	22.2338	19.9421	18.0511	15.1368	13.0110	11.3958	10.1247	9.0944	8.2387	5.4333	3.8328	2.7864
March 15, 2013	36.7931	29.7028	25.1121	21.5558	18.7694	16.5599	14.7857	12.1533	10.3208	8.9800	7.9537	7.1375	6.4676	4.2935	3.0490	2.2287
March 15, 2014	36.7931	28.7929	21.7280	17.9054	15.0230	12.8333	11.1534	8.8222	7.3335	6.3174	5.5769	5.0052	4.5431	3.0493	2.1843	1.6094
March 15, 2015	36.7931	27.8830	18.2485	13.6955	10.4788	8.2308	6.6671	4.8073	3.8458	3.2873	2.9141	2.6335	2.4054	1.6404	1.1853	0.8820
March 15, 2016	36.7931	26.9732	15.9841	6.4603	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact applicable price and effective date may not be as set forth in the table above, in which case:

•      if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, the Issuer will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the higher and lower applicable prices, or for the earlier and later effective dates based on a 365-day year, as applicable;

•      if the actual applicable price is greater than $30.00 per share (subject to adjustment in the same manner as the “applicable prices” in the table above), the Issuer will not increase the conversion rate; and

•      if the actual applicable price is less than $6.11 per share (subject to adjustment in the same manner as the “applicable prices” in the table above), the Issuer will not increase the conversion rate.

However, the Issuer will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 163.6661 shares per $1,000 principal amount of Notes. The Issuer will adjust this maximum conversion rate in the same manner in which, and for the same events for which, the Issuer must adjust the conversion rate as described under “Description of notes—Conversion rights—Adjustments to the conversion rate” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	419879 AD3 / US419879AD39
Sole Book-Running Manager:	UBS Securities LLC
Co-Manager:	Imperial Capital, LLC

The following table shows the Issuer’s capitalization at December 31, 2010 on an as adjusted basis to reflect the Offering and the related use of proceeds, as described above, and assuming no exercise of the underwriters’ over-allotment option to purchase additional Notes. As of December 31, 2010, on a pro forma basis to give effect to the sale of the Notes in the Offering (assuming no exercise of the underwriters’ option to purchase additional Notes), the Issuer would have had total consolidated long-term debt of approximately $135.4 million, representing 29.3% of its total capitalization, excluding current indebtedness of approximately $14.3 million, as of that date.

As of December 31, 2010
(Dollars in thousands, except par value)	As Adjusted
Cash, cash equivalents, restricted cash and short-term investments	$300,945

Long-term debt:
5.00% Convertible Senior Notes due 2016(1)	58,050
Other long-term debt and capital lease obligations	117,138
Total long-term debt	175,188
Stockholders’ equity:
Special preferred stock, $0.01 par value, 2,000,000 shares authorized; three shares issued and outstanding actual and as adjusted	—
Common stock, $0.01 par value, 118,000,000 shares authorized; 50,220,877 shares outstanding actual, 52,291,091 shares issued and outstanding as adjusted(2)	522
Capital in excess of par value	255,649
Treasury stock, at cost, 2,070,214 shares actual and as adjusted	(10,752)
Accumulated income	77,431
Accumulated other comprehensive (loss), net	(35,279)
Total stockholders’ equity	287,571
Total capitalization	$462,759

(1)          Amounts shown reflect the application of FASB Staff Position Accounting Principles Board No. 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (now codified principally in Accounting Standards Codification Topic 470, Debt) (ASC 470). The application of ASC 470 requires issuers to separately account for the liability and equity components of convertible debt instruments that allow for net share settlement. Additionally, amounts shown reflect our entering into convertible note hedge and warrant transactions. In accordance with ASC 470, we estimate that $58.1 million of the aggregate principal amount of the notes will be recognized (and, to the extent applicable, reflected in the table below) as follows (in thousands):

Equity component (net of estimated issuance costs)	$9,702
Liability component:	58,050
Principal	75,000
Less: debt discount	16,950
Net carrying amount	$67,752

(2)          Outstanding common stock does not include (i) 2,905,595 shares issuable upon the exercise of outstanding stock options under our stock incentive plan as of December 31, 2010, at a weighted average exercise price of $4.54 per share, (ii) 1,636,536 shares issuable pursuant to other outstanding awards under our stock incentive plan as of December 31, 2010, (iii) 7,664,352 shares available for grant under our stock incentive plan as of December 31, 2010, and (iv) any shares of common stock issuable upon conversion of the notes offered hereby. Does not reflect the allocation of any net proceeds from this offering for stock repurchases under our stock repurchase program.

The Issuer has filed a registration statement (including a prospectus dated November 19, 2009 and a Preliminary Prospectus Supplement dated March 17, 2011) with the Securities and Exchange Commission, or SEC, for the Offering.  Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the Issuer, the underwriters or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling UBS Securities LLC at (888) 827-7275.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.